UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         AMERICAN PUBLIC HOLDINGS, INC.
                      -----------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
                      ------------------------------------
                         (Title of Class of Securities)


                                         02913T 10 8
                      ------------------------------------
                                 (CUSIP Number)



                                L. Keith Parsons
                         Watkins Ludlam & Stennis, P.A.
                             633 North State Street
                               Post Office Box 427
                             Jackson, MS 39205-0427
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person Authorized to
                                Receive Notices Communications)


                                  June 30, 1997
        --------------------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G regarding the acquisition which is the subject of this Schedule 13D, and is filing the schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13D


CUSIP NO. 02913T 10 8                                              PAGE 2 of 14



1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        David A. New, Sr.
        ------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group*  (a) [   ]
                                                           (b) [   ]
        ------------------------------------------------------------
3.      SEC Use Only
        ------------------------------------------------------------
4.      Source of Funds* Not applicable
        ------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceeding is Required
        Pursuant to Item 2(d) or 2(e) [   ]
        ------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States
        ------------------------------------------------------------
        Number of            7.     Sole Voting Power 13,819
        Shares               ----------------------------------------
        Beneficially         8.     Shared Voting Power 15,656
        Owned by             ---------------------------------------------
        Each                 9.     Sole Dispositive Power 13,819
        Reporting            ---------------------------------------------
        Person With          10.    Shared Dispositive Power 15,656
        ------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        29,475
        ------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                        [   ]
        ------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11) 55.8%
        ------------------------------------------------------------
14.     Type of Reporting Person* IN
        ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 02913T 10 8                                              PAGE 3 of 14




1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        David A. New, Jr.
        ------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*  (a) [   ]
                                                           (b) [   ]
        ------------------------------------------------------------
3.      SEC Use Only
        ------------------------------------------------------------
4.      Source of Funds* Not applicable
        ------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceeding is Required
        Pursuant to Item 2(d) or 2(e) [   ]
        ------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States
        ------------------------------------------------------------
        Number of            7.     Sole Voting Power 1,717
        Shares               ----------------------------------------
        Beneficially         8.     Shared Voting Power 15,656
        Owned by             ---------------------------------------------
        Each                 9.     Sole Dispositive Power 1,717
        Reporting            ---------------------------------------------
        Person With          10.    Shared Dispositive Power 15,656
        ------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        17,373
        ------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                       [   ]
        ------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11) 32.9%
        ------------------------------------------------------------
14.     Type of Reporting Person* IN
        ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 02913T 10 8                                              PAGE 4 of 14




1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        David New Operating Company 640353981
        ------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*  (a) [   ]
                                                           (b) [   ]
        ------------------------------------------------------------
3.      SEC Use Only
        ------------------------------------------------------------
4.      Source of Funds* Not applicable
        ------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceeding is Required
        Pursuant to Item 2(d) or 2(e) [   ]
        ------------------------------------------------------------
6.      Citizenship or Place of Organization

        Mississippi
        ------------------------------------------------------------
        Number of            7.     Sole Voting Power 1,400
        Shares               ----------------------------------------
        Beneficially         8.     Shared Voting Power
        Owned by             ---------------------------------------------
        Each                 9.     Sole Dispositive Power 1,400
        Reporting            ---------------------------------------------
        Person With          10.    Shared Dispositive Power
        ------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,400
        ------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                       [   ]
        ------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11) 2.6%
        ------------------------------------------------------------
14.     Type of Reporting Person* CO
        ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 02913T 10 8                                              PAGE 5 of 14


1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        David New Drilling Company 640373304
        ------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*  (a) [   ]
                                                           (b) [   ]
        ------------------------------------------------------------
3.      SEC Use Only
        ------------------------------------------------------------
4.      Source of Funds* Not applicable
        ------------------------------------------------------------
5.      Check Box if Disclosure of Legal Proceeding is Required
        Pursuant to Item 2(d) or 2(e) [   ]
        ------------------------------------------------------------
6.      Citizenship or Place of Organization

        Mississippi
        ------------------------------------------------------------
        Number of            7.     Sole Voting Power 14,256
        Shares               ----------------------------------------
        Beneficially         8.     Shared Voting Power
        Owned by             ---------------------------------------------
        Each                 9.     Sole Dispositive Power 14,256
        Reporting            ---------------------------------------------
        Person With          10.    Shared Dispositive Power
        ------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,256
        ------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                       [   ]
        ------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11) 30%
        ------------------------------------------------------------
14.     Type of Reporting Person* CO
        ------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

CUSIP NO. 02913T 10 8                                              PAGE 6 OF 14


Item 1. Security and Issuer.

        This statement relates to the Common Stock, no par value, of American Public Holdings, Inc. (the "Company"). The address of the Company's principal executive offices is: 2305 Lakeland
Drive, Jackson, Mississippi 39208.

Item 2. Identity and Background.

        (a), (c) and (f) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes referred to jointly as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached as Exhibit A:

        (i) David New Operating Company, a Mississippi corporation. David New Operating Company is engaged in the business of providing oil and gas exploration services. The directors and stockholders of David New Operating Company are David A. New, Sr., David A. New, Jr., Suzanne New, Donna Johnson, Janet Caldwell and Paula Joseph. Suzanne New is the wife of David A. New, Sr. and Donna Johnson, Janet Caldwell and Paula Joseph are his daughters. Each of these persons is a United States citizen.

        (ii) David New Drilling Company, a Mississippi corporation. David New Drilling Company is engaged in the business of drilling oil and gas wells. The directors and stockholders of David New Drilling Company are David A. New, Sr., David A. New, Jr., Suzanne New, Donna Johnson, Janet Caldwell and Paula Joseph.

        (iii) David A. New, Sr., a United States citizen, is a director and stockholder of David New Operating Company and David New Drilling Company.

        (iv) David A. New, Jr., a United States citizen, is President, director and stockholder of David New Operating Company and David New Drilling Company.

        (b) The business address of the Reporting Persons is:
Highway 61 South, P.O. Box 1236, Natchez, Mississippi 39120.

        (d) No events have occurred that would be required to be reported under the provisions of this Item.

        (e) No events have occurred that would be required to be reported under the provisions of this Item.

CUSIP NO. 02913T 10 8                                              PAGE 7 OF 14


Item 3. Source and Amount of Funds or Other Consideration.

        Not applicable.

Item 4. Purpose of the Transaction.

        Each of the Reporting Persons acquired their stock ownership in the Company on November 30, 1996 pursuant to a Plan of Exchange whereby the Company issued one share of Common Stock in exchange for each outstanding share of Common Stock of American Public Life Insurance Company. The Common Stock of the Company was registered under Section 12(g) of the Securities Exchange Act of 1934 effective June 30, 1997.

        None of the Reporting Persons, in their capacities as such, has any present plans or proposals that relate to or would result in:

        (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Company;

        (e) any material change in the present capitalization or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g)  any  change  in  the  Company's  charter,   bylaws  or  instruments
corresponding thereto or other actions which may impede acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or

        (i) any action similar to any of those enumerated above.

CUSIP NO. 02913T 10 8                                              PAGE 8 OF 14


Item 5. Interests in Securities of the Issuer.

        (a) and (b) The beneficial ownership of each of the Reporting Persons is as follows: David A. New, Sr. has sole voting and dispositive power with respect to 13,819 shares.
David A. New, Jr. has sole voting and dispositive power with respect to 1,717 shares. David A. New, Sr. and David A. New, Jr. share voting and dispositive power with respect to 1,400 shares held by David New Operating Company and 14,256 shares held by David New Drilling Company.

        The aggregate beneficial ownership of David A. New, Sr. is 29,475 or 55.8% of the outstanding shares of the Company, the aggregate beneficial ownership of David A. New, Jr. is 17,373 or 32.9% of the outstanding shares of the Company, the aggregate beneficial ownership of David New Operating Company is 1,400 or 2.6% of the outstanding shares of the Company, and the aggregate beneficial ownership of David New Drilling Company is 14,256 or 30% of the outstanding shares of the Company.

        (c), (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

        On August 30, 1995 David A. New, Sr. entered into a Stockholder Agreement to vote the stock of the Company's predecessor, American Public Life Insurance Company, beneficially owned by him for the election of Johnny H. Williamson as a director of the Company until Mr. Williamson reaches the age of 65 on January 22, 1999. The parties have indicated that they intend the Stockholder Agreement to apply to the stock of the Company.

Item 7. Material Required to Be Filed as Exhibits.

Exhibit A. Agreement of Joint Filing.

Exhibit B. Stockholder Agreement

CUSIP NO. 02913T 10 8                                              PAGE 9 OF 14



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            /S/ David A. New, Sr.


Dated as of July 7, 1997

CUSIP NO. 02913T 10 8                                             PAGE 10 OF 14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            /S/ David A. New, Jr.


Dated as of July 7, 1997

CUSIP NO. 02913T 10 8                                             PAGE 11 OF 14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            DAVID NEW OPERATING COMPANY



                                            BY: /S/ David A. New, Jr.
                                                   David A. New, Jr., President


Dated as of July 7, 1997

CUSIP NO. 02913T 10 8                                             PAGE 12 OF 14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            DAVID NEW DRILLING COMPANY



                                            BY: /S/David A. New, Jr.
                                                   David A. New, Jr., President


Dated as of July 7, 1997

CUSIP NO. 02913T 10 8                                             PAGE 13 OF 14


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                         AMERICAN PUBLIC HOLDINGS, INC.
                           COMMON STOCK, NO PAR VALUE


        In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above-referenced securities, and that this Agreement be included as an Exhibit to such filing.

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 7th day of July, 1997.



                                            /S/David A. New, Sr.
                                            David A. New, Sr.



                                            /S/ David A. New, Jr.
                                            David A. New, Jr.


                                            DAVID NEW OPERATING COMPANY



                                            BY: /S/ David A. New, Jr.
                                                   David A. New, Jr., President


                                            DAVID NEW DRILLING COMPANY



                                            BY: /S/ David A. New, Jr.
                                                   David A. New, Jr., President

CUSIP NO. 02913T 10 8                                             PAGE 14 OF 14

                                    EXHIBIT B

                              STOCKHOLDER AGREEMENT


        This Agreement made and entered into this 30th day of August, 1995 by and between Johnny H. Williamson ("Williamson") and David A. New, Sr. and Paul Watson, Jr. ("Stockholders") upon the following terms and conditions, to-wit:

                                WITNESSETH THAT:

        WHEREAS, the Stockholders own a majority of the stock of American Public Life Insurance Company ("APLIC"); and

        WHEREAS, the Stockholders wish to secure for APLIC the services of Williamson to APLIC as a consultant and to serve on the board of directors;

        NOW, THEREFORE, in consideration of the mutual and reciprocal promises of the parties, IT IS AGREED:

        1. Stockholders agree to vote for the election of Williamson to the board of directors of APLIC at all stockholders' meetings to be held on or before Williamson's sixty-fifth birthday, which is to occur on January 22, 1999.

        2. Williamson agrees to serve on the board of directors of APLIC and to faithfully discharge the duties of said office.

        Signed and executed this 30th day of August, 1995.


/s/ Joseph C. Hartley, Jr.   /s/ David A. New, Sr.
WITNESS                                            DAVID A. NEW, SR.


/s/ Joseph C. Hartley, Jr.   /s/ Paul Watson, Jr.
WITNESS                                            PAUL WATSON, JR.